SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

 For the date of December 4, 2002

 SIGNET GROUP plc
(Translation of registrant’s name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F      Form 40-F

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIGNET GROUP plc

By:		/s/ Walker Boyd

	Name:	Walker Boyd
	Title:	Group Finance Director

     Date: December 4, 2002

Table of Contents

Signet Reports Third Quarter Results

Unaudited interim consolidated profit and loss account

Unaudited consolidated balance sheet

Unaudited consolidated statement of total recognised gains and losses

Unaudited consolidated cash flow statement

Notes to the unaudited interim financial results

Reconciliation of UK GAAP to US GAAP

Embargoed until 12.00 Noon (GMT)

         4 December 2002

SIGNET REPORTS THIRD QUARTER RESULTS

Signet Group plc (LSE: SIG and Nasdaq NMS: SIGY), the world’s largest speciality retail jeweller, today announced results for both the 13 weeks and the 39 weeks to 2 November 2002.

Group

In the 13 weeks to 2 November 2002, Group total sales rose by 3.7% (8.6% at constant exchange rates) to £278.9 million (2001/02: £268.8 million).  Like for like sales were up by 4.8%.  Operating profit was unchanged at £7.2 million.  Net interest payable for the 13 weeks decreased to £3.6 million (2001/02: £3.8 million).  Profit before tax was £3.6 million (2001/02: £3.4 million).

In the 39 week period, total sales grew by 7.0% (9.7% at constant exchange rates) to £961.7 million (2001/02: £898.5 million).  Like for like sales increased by 6.3%.  Operating profit rose by 11.2% (14.8% at constant exchange rates) to £63.7 million (2001/02: £57.3 million). Net interest payable for the 39 weeks decreased to £12.6 million (2001/02: £13.7 million).  Profit before tax advanced by 17.2% (20.8% at constant exchange rates) to £51.1 million (2001/02: £43.6 million). Earnings per share were 1.9p (2001/02: 1.7p).

United States (circa 71% of Group annual sales)

In the 13 weeks to 2 November 2002, US total sales increased by 3.0% (10.3% at constant exchange rates) to £187.7 million (2001/02: £182.3 million).  Like for like sales were up 4.9% and operating profit advanced to £4.5 million (2001/02: £4.2 million).  The trend in bad debt charge continued below last year’s level.

In the 39 weeks, US total sales advanced by 6.4% (10.1% at constant exchange rates) to £686.8 million (2001/02: £645.2 million).  Like for like sales were up by 6.2%. Operating profit advanced to £56.3 million (2001/02: £52.3 million) and the operating margin was 8.2% (2001/02: 8.1%).  The gross margin rate eased slightly, primarily reflecting anticipated changes in sales mix.  The bad debt charge was 3.2% (2001/02: 3.6%).

United Kingdom (circa 29% of Group annual sales)

In the third quarter UK total sales advanced by 5.4% to £91.2 million (2001/02: £86.5 million), the like for like increase being 4.8%.  Operating profit was £4.0 million (2001/02: £4.3 million) reflecting greater investment in staff training, increased insurance costs and a higher depreciation charge.

In the 39 weeks to 2 November 2002, UK total sales rose by 8.5% to £274.9 million (2001/02: £253.3 million), the like for like increase being 6.7%.  The gross margin rate was little changed and operating profit increased by 26.7% to £11.4 million (2001/02: £9.0 million), the operating margin being 4.1% (2001/02: 3.6%).

Group Costs, Taxation and Net Debt

In the 13 week period, Group costs were unchanged at £1.3 million.  In the 39 weeks Group costs were also unchanged at £4.0 million.  As anticipated the tax rate increased to 35.5% (2001/02: 34.5%).  Net debt at 2 November 2002 was £254.6 million (27 October 2001: £300.6 million).

Comment

Terry Burman, Group Chief Executive, commented: “The Group saw some advance in profit before tax in what is traditionally a period of low profitability.  The US business made further progress, again outperforming its main competition and gaining market share.  The UK business also achieved solid sales growth and operating profit was broadly similar to last year’s level after absorbing anticipated cost increases.

The softening like for like sales trends apparent in the third quarter on both sides of the Atlantic accelerated during November with the US performance affected by Thanksgiving falling one week later than last year.  Our businesses remain well prepared to compete during December, which typically accounts for around 70% of Christmas season sales.”

Signet operated 1,660 speciality retail jewellery stores at 2 November 2002; these included 1,049 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names.  At that date Signet operated 611 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”.  Further information on Signet is available at www.signetgroupplc.com

Enquiries:

Terry Burman, Group Chief Executive

+44 (0) 20 7399 9520

Walker Boyd, Group Finance Director

+44 (0) 20 7399 9520

Mike Smith, Brunswick

+44 (0) 20 7404 5959

Tim Grey, Brunswick

+44 (0) 20 7404 5959

This release includes certain forward-looking information that is based upon management’s beliefs as well as on assumptions made by, and data currently available to, management.  This information, which has been, or in the future may be, included in reliance on the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, is subject to a number of risks and uncertainties, including but not limited to the factors identified in the Company’s filings with the U.S. Securities and Exchange Commission, including its 2001/02 Annual Report on Form 20-F filed with the Commission on May 16, 2002.  Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised.  The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

There will be a conference call for all interested parties today at 2.00 p.m. GMT (9.00 a.m. EST and 6.00 a.m. Pacific Time) and a simultaneous audio webcast at www.signetgroupplc.com.  The call details are:

UK dial-in:

+44 (0) 207 984 7576

Pass code:

677463

US dial-in:

+1 719 457 2679

Pass code:

677463

UK 48hr. replay:

+44 (0) 207 984 7578

Pass code:

677463#

US 48hr. replay:

+1 719 457 0820

Pass code:

677463#

The Christmas Trading Statement is expected to be released at 12:00 Noon GMT on Thursday 9 January 2003.

Unaudited interim consolidated profit and loss account

for the periods ended 2 November 2002

		13 weeks ended 2 November 2002	13 weeks ended 27 October 2001	39 weeks ended 2 November 2002	39 weeks ended 27 October 2001	53 weeks ended 2 February 2002
	Notes	£m	£m	£m	£m	£m

Sales	2,3	278.9	268.8	961.7	898.5	1,578.1
Operating profit	3	7.2	7.2	63.7	57.3	200.7
Net interest payable and similar charges		(3.6)	(3.8)	(12.6)	(13.7)	(17.9)
Profit on ordinary activities before taxation		3.6	3.4	51.1	43.6	182.8
Tax on profit on ordinary activities	4	(1.3)	(1.2)	(18.2)	(15.1)	(63.1)
Profit for the financial period		2.3	2.2	32.9	28.5	119.7
Dividends	6	-	-	(5.3)	(4.9)	(30.5)
Retained profit attributable to shareholders		2.3	2.2	27.6	23.6	89.2
Earnings per share - basic - diluted	7	0.1p 0.1p	0.1p 0.1p	1.9p 1.9p	1.7p 1.7p	7.1p 7.0p

All of the above relates to continuing activities.

Unaudited consolidated balance sheet

at 2 November 2002

		2 November 2002	27 October 2001 as restated (1)	2 February 2002
	Notes	£m	£m	£m
Fixed assets
Intangible assets		21.1	24.3	24.2
Tangible assets		213.9	207.6	214.1
		235.0	231.9	238.3
Current assets
Stocks		644.0	610.8	555.5
Debtors (2)		304.1	311.1	380.7
Cash at bank and in hand		23.7	17.6	66.5
		971.8	939.5	1,002.7
Creditors: amounts falling due within one year		(338.7)	(514.5)	(320.5)
Bank loans and overdrafts		(91.1)	(278.8)	(38.8)
Other		(247.6)	(235.7)	(281.7)

Net current assets (2)		633.1	425.0	682.2
Total assets less current liabilities		868.1	656.9	920.5
Creditors: amounts falling due after more than one year		(194.0)	(47.8)	(224.6)
Bank loans		(180.1)	(39.4)	(208.5)
Other		(13.9)	(8.4)	(16.1)

Deferred tax		(8.9)	(1.9)	(9.2)
Provisions for liabilities and charges		(6.3)	(6.8)	(7.0)
Total net assets		658.9	600.4	679.7

Capital and reserves – equity
Called up share capital		8.6	8.5	8.6
Reserves		650.3	591.9	671.1
Shareholders’ funds	8	658.9	600.4	679.7

Unaudited consolidated statement of total recognised gains and losses for the periods ended 2 November 2002

	13 weeks ended 2 November 2002	13 weeks ended 27 October 2001	39 weeks ended 2 November 2002	39 weeks ended 27 October 2001	53 weeks ended 2 February 2002
	£m	£m	£m	£m	£m
Profit for the financial period	2.3	2.2	32.9	28.5	119.7
Adjustment to property revaluation	-	-	-	-	2.1
Translation differences	4.5	0.6	(51.2)	7.7	28.0
Total recognised gains and losses	6.8	2.8	(18.3)	36.2	149.8

(1)    The Group adopted FRS 19 – ‘Deferred Tax’ during the year ended 2 February 2002. This led to an additional provision for deferred tax of £6.2m, which was accounted for as a prior year adjustment charged directly to shareholders’ funds. There was no material effect on the profit and loss account for the year ended 2 February 2002.

(2)

Debtors and net current assets include amounts recoverable after more than one year of £19.1m (27 October 2001: £19.1m,

2 February 2002: £19.1m).

Unaudited consolidated cash flow statement

for the periods ended 2 November 2002

	13 weeks ended 2 November 2002	13 weeks ended 27 October 2001	39 weeks ended 2 November 2002	39 weeks ended 27 October 2001	53 weeks ended 2 February 2002
	£m	£m	£m	£m	£m
Net cash (outflow)/inflow from operating activities	(28.5)	1.8	50.6	60.3	188.0
Net cash outflow from returns on investments and servicing of finance	(3.6)	(4.1)	(12.6)	(14.3)	(17.9)
Taxation	(15.5)	(9.3)	(49.0)	(47.0)	(57.9)
Net cash outflow for capital expenditure and financial investment	(15.1)	(16.3)	(39.4)	(44.1)	(60.7)
Equity dividends paid	-	-	(25.6)	(22.8)	(27.7)
Cash (outflow)/inflow before use of liquid resources and financing	(62.7)	(27.9)	(76.0)	(67.9)	23.8

Management of liquid resources – (increase)/decrease in bank deposits	(5.0)	38.3	42.0	22.6	(27.9)
Cash inflow/(outflow) from financing	40.2	(11.5)	31.8	47.5	(7.6)
(Decrease)/increase in cash in the period	(27.5)	(1.1)	(2.2)	2.2	(11.7)

Reconciliation of net cash flow to movement in net debt

(Decrease)/increase in cash in the period	(27.5)	(1.1)	(2.2)	2.2	(11.7)
Cash (inflow)/outflow from (increase)/decrease in debt	(40.1)	11.6	(29.0)	(43.8)	16.5
Cash outflow/(inflow) from increase/(decrease) in liquid resources	5.0	(38.3)	(42.0)	(22.6)	27.9
Change in net debt resulting from cash flows	(62.6)	(27.8)	(73.2)	(64.2)	32.7
Translation difference	1.7	(0.1)	20.3	(7.3)	(5.3)
Movement in net debt in the period	(60.9)	(27.9)	(52.9)	(71.5)	27.4
Opening net debt	(193.7)	(272.7)	(201.7)	(229.1)	(229.1)
Closing net debt	(254.6)	(300.6)	(254.6)	(300.6)	(201.7)

Reconciliation of operating profit to operating cash flow

Operating profit	7.2	7.2	63.7	57.3	200.7
Depreciation and amortisation charges	8.9	7.8	26.9	23.2	34.7
Increase in stocks	(125.8)	(106.5)	(131.7)	(88.1)	(30.0)
Decrease/(increase) in debtors	8.0	15.9	48.0	64.6	(2.2)
Increase/(decrease) in creditors	73.3	77.5	44.4	3.7	(15.1)
Decrease in other provisions	(0.1)	(0.1)	(0.7)	(0.4)	(0.1)
Net cash (outflow)/inflow from operating activities	(28.5)	1.8	50.6	60.3	188.0

Notes to the unaudited interim financial results

for the periods ended 2 November 2002

1.  Basis of preparation

These interim financial results are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. They have been prepared on a basis which is consistent with the financial statements for the 53 weeks ended 2 February 2002. The comparative figures for the 53 weeks ended 2 February 2002 are not the Company’s statutory accounts for that period. Those accounts have been reported on by the Company’s auditors under Section 235 of the Companies Act 1985 and have been delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of the Companies Act 1985.

2.  Sales

Sales represent net sales to customers outside the Group, exclusive of value added and sales taxes.

3.  Segmental information

	13 weeks ended 2 November 2002	13 weeks ended 27 October 2001	39 weeks ended 2 November 2002	39 weeks ended 27 October 2001	53 weeks ended 2 February 2002
	£m	£m	£m	£m	£m
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	91.2	86.5	274.9	253.3	452.1
US	187.7	182.3	686.8	645.2	1,126.0
	278.9	268.8	961.7	898.5	1,578.1

Operating profit/(loss)
UK, Channel Islands & Republic of Ireland
- Trading	4.0	4.3	11.4	9.0	60.7
- Group central costs	(1.3)	(1.3)	(4.0)	(4.0)	(5.1)
	2.7	3.0	7.4	5.0	55.6
US	4.5	4.2	56.3	52.3	145.1
	7.2	7.2	63.7	57.3	200.7

The Group’s results derive from one business segment - the retailing of jewellery, watches and gifts.

4.  Taxation

The net taxation charges in the profit and loss account for the 13 weeks and 39 weeks to 2 November 2002 have been based on the anticipated effective taxation rate for the 52 weeks ending 1 February 2003.

5.  Foreign currency translation

The exchange rates used for the translation of US dollar transactions and balances in these interim results are as follows:

	2 November 2002	27 October 2001	2 February 2002

Profit and loss account (average rate)	1.49	1.44	1.44
Balance sheet (closing rate)	1.56	1.43	1.42

The effect of restating the balance sheet at 27 October 2001 to the exchange rates ruling at 2 November 2002 would be to decrease net debt by £23.1m to £277.5m. Restating the profit and loss account would decrease the operating profit for the 39 weeks ended 27 October 2001 by £1.8m to £55.5m and the profit before taxation for the 39 weeks ended 27 October 2001 by £1.3m to £42.3m.

6.   Dividend

An interim dividend of 0.310p per share was paid on 8 November 2002 to shareholders on the register of members at the close of business on 11 October 2002.

7.  Earnings per share

	13 weeks ended 2 November 2002	13 weeks ended 27 October 2001	39 weeks ended 2 November 2002	39 weeks ended 27 October 2001	53 weeks ended 2 February 2002
	£m	£m	£m	£m	£m
Profit attributable to shareholders	2.3	2.2	32.9	28.5	119.7

Weighted average number of shares in issue (million)	1,711.4	1,692.0	1,710.2	1,688.4	1,690.2
Dilutive effect of share options (million)	14.4	16.4	17.9	18.4	12.5
Diluted weighted average number of shares (million)	1,725.8	1,708.4	1,728.1	1,706.8	1,702.7
Earnings per share - basic - diluted	0.1p 0.1p	0.1p 0.1p	1.9p 1.9p	1.7p 1.7p	7.1p 7.0p

The number of shares in issue at 2 November 2002 was 1,711,462,774 (27 October 2001: 1,695,642,720 shares; 2 February 2002: 1,706,007,484 shares).

8.  Changes in shareholders’ equity

	Ordinary share capital	Deferred share capital	Share premium account	Revaluation reserve	Special reserves	Profit and loss account	Total
	£m	£m	£m	£m	£m	£m	£m

Balance at 2 February 2002	8.5	0.1	48.3	3.0	38.3	581.5	679.7
Retained profit	-	-	-	-	-	27.6	27.6
Share options exercised	0.1	-	2.7	-	-	-	2.8
Redemption of deferred share capital	-	(0.1)	-	-	-	0.1	-
Translation differences	-	-	-	-	42.4	(93.6)	(51.2)
Balance at 2 November 2002	8.6	-	51.0	3.0	80.7	515.6	658.9

Reconciliation of UK GAAP to US GAAP

for the periods ended 2 November 2002

Estimated effect on profit for the financial periods of differences between UK and US GAAP

	13 weeks ended 2 November 2002	13 weeks ended 27 October 2001	39 weeks ended 2 November 2002	39 weeks ended 27 October 2001	53 weeks ended 2 February 2002
	£m	£m	£m	£m	£m
Profit for the financial period in accordance with UK GAAP	2.3	2.2	32.9	28.5	119.7
US GAAP adjustments:
Goodwill amortisation and write off	0.3	(3.9)	0.9	(10.0)	(13.4)
Sale and leaseback transactions	0.2	0.2	0.6	0.8	0.7
Extended service plan revenues	(1.7)	(0.7)	(2.7)	(1.4)	(2.0)
Pensions	-	1.0	(0.2)	(3.0)	(0.3)
Depreciation of properties	-	-	-	-	0.2
Stock compensation	(0.8)	2.2	0.4	1.7	(2.2)
US GAAP adjustments before taxation	(2.0)	(1.2)	(1.0)	(5.9)	(17.0)
Taxation	0.5	(0.1)	0.3	(0.6)	(1.0)
US GAAP adjustments after taxation	(1.5)	(1.3)	(0.7)	(6.5)	(18.0)
Net income attributable to ordinary shareholders in accordance with US GAAP	0.8	0.9	32.2	22.0	101.7
Income per ADS in accordance with US GAAP: - basic	1.4p	1.6p	56.5p	39.1p	180.5p
- diluted	1.4p	1.6p	55.9p	38.7p	179.2p
Weighted average number of ADS outstanding (million) - basic	57.0	56.4	57.0	56.3	56.3
- diluted	57.5	56.9	57.6	56.9	56.8

Estimated cumulative effect on shareholders’ funds of differences between UK and US GAAP

	2 November 2002	27 October 2001	2 February 2002
	£m	£m	£m
Shareholders’ funds in accordance with UK GAAP (as restated)	658.9	600.4	679.7
US GAAP adjustments:
Goodwill in respect of acquisitions (gross)	552.2	590.2	594.7
Adjustment to goodwill	(67.8)	(73.0)	(74.7)
Accumulated goodwill amortisation	(168.8)	(173.4)	(181.8)
Sale and leaseback transactions	(9.9)	(10.5)	(10.5)
Extended service plan revenues	(16.6)	(14.6)	(15.3)
Pensions	8.9	12.5	9.1
Depreciation of properties	(2.7)	(2.9)	(2.7)
Revaluation of properties	(3.0)	(0.9)	(3.0)
Dividends	5.3	4.9	25.6
US GAAP adjustments before taxation	297.6	332.3	341.4
Taxation	5.8	4.5	5.8
US GAAP adjustments after taxation	303.4	336.8	347.2

Shareholders’ funds in accordance with US GAAP	962.3	937.2	1,026.9